UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2017

Opexa Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Texas	001-33004	76-0333165
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2635 Technology Forest Blvd. The Woodlands, Texas		77381
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (281) 272-9331

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On June 30, 2017, Opexa Therapeutics, Inc., a Texas corporation (“Opexa”), Opexa Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Opexa (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Acer”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Acer, with Acer becoming a wholly-owned subsidiary of Opexa and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each outstanding share of Acer common stock will be converted into the right to receive approximately one share of common stock of Opexa, which amount is subject to adjustment prior to closing of the Merger upon the occurrence of specified events, including to account for any additional shares that Acer may issue before closing and for Opexa’s net cash balance at closing. No fractional shares will be issued in connection with the Merger and Opexa will pay cash in lieu of any such fractional shares. Immediately following the effective time of the Merger, (a) current Opexa shareholders are expected to own approximately 11.2% of the combined company, (b) current Acer shareholders are expected to own approximately 63.8% of the combined company (excluding any shares issued to current shareholders in the concurrent financing), and (c) the investors participating in the concurrent financing are expected to own approximately 25% of the combined company (excluding any shares previously held by investors in the concurrent financing), in each case calculated on a pro-forma basis after giving effect to (i) the issuance of shares of common stock by Acer immediately prior to the effective time of the Merger pursuant to the terms of the subscription agreement (as discussed below) and (ii) the Merger.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the respective shareholders of Opexa and Acer. The Merger Agreement contains specified termination rights for both Opexa and Acer, and further provides that, upon termination of the Merger Agreement under specified circumstances, Opexa may be obligated to pay Acer a termination fee of $250,000, and Acer may be obligated to pay Opexa a termination fee of $1,000,000, plus, under specified circumstances, reimbursement for various expenses incurred in connection with the Merger.

At the effective time of the Merger, the Board of Directors of Opexa is expected to consist of seven members designated by Acer.

In connection with the Merger, Opexa will seek shareholder approval to adopt amendments to its certificate of formation to: (a) effect a reverse split of Opexa’s common stock and (b) change Opexa’s name to Acer Therapeutics Inc., in each case subject to the consummation of the Merger.

Also in connection with the Merger, Opexa will, at the effective time of the Merger, assume the outstanding stock options of Acer subject to the terms of the Merger Agreement. All outstanding stock options of Opexa will be cancelled and extinguished at the effective time of the Merger without any right to receive any consideration.

In accordance with the terms of the Merger Agreement, (a) the officers and directors of Opexa have each entered into a support agreement with Acer (the “Opexa Support Agreements”), and (b) the officers, directors and certain affiliated shareholders of Acer owning or controlling, in the aggregate, a majority of Acer’s outstanding capital stock have each entered into a support agreement with Opexa (the “Acer Support Agreements,” and together with the Opexa Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of capital stock of Opexa and Acer held by the respective signatories and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against taking specified actions that could adversely affect the consummation of the Merger.

Prior to Acer’s entry into the Merger Agreement, certain third parties, including certain existing shareholders of Acer, entered into a subscription agreement with Acer on June 30, 2017 pursuant to which such parties have agreed, subject to the terms and conditions of such agreement, to purchase, immediately prior to the consummation of the Merger, shares of Acer’s common stock for an aggregate purchase price of approximately $15.7 million. The consummation of the transactions contemplated by such agreement is conditioned upon, among other items, the satisfaction or waiver of the closing conditions set forth in the Merger Agreement.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Opexa Support Agreement and the form of Acer Support Agreement, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference.

Additional Information about the Merger and Where to Find It

In connection with the Merger, Opexa and Acer intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement / prospectus / information statement. Investors and securityholders of Opexa and Acer are urged to read these materials when they become available because they will contain important information about Opexa, Acer and the Merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available), and any other documents filed by Opexa with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by Opexa by directing a written request to: Opexa Therapeutics, Inc., 2635 Technology Forest Blvd., The Woodlands, TX 77381, Attention: Investor Relations. Investors and securityholders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the Merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Opexa and Acer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Opexa in connection with the Merger. Information regarding the special interests of these directors and executive officers in the Merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information regarding the directors and executive officers of Opexa is also included in Opexa’s Annual Report on Form 10-K for the year ended December 31, 2016 and the proxy statement for Opexa’s 2016 annual meeting of shareholders. These documents are available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at Opexa at the address set forth above.

Item 8.01 Other Events.

On July 3, 2017, Opexa issued a joint press release with Acer relating to the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to Opexa’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” All statements, other than statements of historical facts, included in or incorporated by reference into this document regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger or financing; Opexa’s continued listing on the NASDAQ Capital Market until closing of the proposed merger; the combined company’s listing on the NASDAQ Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the potential for EDSIVO™ (celiprolol) and ACER-001 to target diseases; the adequacy of the combined company’s capital to support its future operations and its ability to successfully initiate and complete clinical trials; the nature, strategy and focus of the combined company; the development and commercial potential of any product candidates of the combined company; the executive and board structure of the combined company; and expectations regarding voting by Opexa’s and Acer’s shareholders. Opexa and/or Acer may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with shareholder approval of and the ability to consummate the proposed merger through the process being conducted by Opexa and Acer, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements, the fact that the results of earlier studies and trials may not be predictive of future clinical trial results, the protection and market exclusivity provided by Acer’s intellectual property, risks related to the drug discovery and the regulatory approval process and the impact of competitive products and technological changes. Opexa and Acer each disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Opexa Therapeutics, Inc.

Dated: July 3, 2017
	By:	/s/ Neil K. Warma
Neil K. Warma
President, Chief Executive Officer and Acting Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of June 30, 2017, by and among Opexa Therapeutics, Inc., Opexa Merger Sub, Inc. and Acer Therapeutics Inc.

2.2	Form of Support Agreement, by and between Acer Therapeutics Inc. and directors and officers of Opexa Therapeutics, Inc.

2.3	Form of Support Agreement, by and between Opexa Therapeutics, Inc. and certain directors, officers and shareholders of Acer Therapeutics Inc.

99.1	Press release, dated July 3, 2017.

*	The schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.